TILRAY, INC.

1100 Maughan Road

Nanaimo, BC V9X IJ2

November 8, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Folake Ayoola

Christine Westbrook

RE:	Tilray, Inc.

Registration Statement on Form S-4, as amended

File No. 333-234160

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tilray, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on November 12, 2019, or as soon as possible thereafter, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, the Company respectfully requests that the Commission orally confirm that event with Alan Hambelton of Cooley LLP, counsel to the Company, at (206) 452-8756.

Very truly yours,

Tilray, Inc.

By:	/s/ Brendan Kennedy
Name: Brendan Kennedy
Title: President, Chief Executive Officer and Director